UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 14D-9

(Rule 14d-101)
(Amendment No. 4)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

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GREENWAY MEDICAL TECHNOLOGIES, INC.
(Name of Subject Company)

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GREENWAY MEDICAL TECHNOLOGIES, INC.

(Name of Person Filing Statement)

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Common Stock, $0.0001 par value per share
(Title of Class of Securities)

39679B 103
(CUSIP Number of Class of Securities)

James A. Cochran
Chief Financial Officer
Greenway Medical Technologies, Inc.
100 Greenway Boulevard
Carrollton, GA 30117
(770) 836-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Reinaldo Pascual
Paul Hastings LLP
1170 Peachtree Street, N.E., Suite 100
Atlanta, GA 30309
(404) 815-2227
______________________

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer (the “Offer”) (i) VCG Holdings, LLC, a Delaware limited liability company (“Parent”), (ii) Crestview Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), (iii) Vitera Healthcare Solutions, LLC, a Delaware limited liability company that is wholly owned by VEPF IV (“Vitera”) and (iv) Vista Equity Partners Fund IV, L.P., an affiliate of each of Parent, Merger Sub and Vitera (“Vista”). The Schedule TO relates to the tender offer for all of the outstanding Shares of Greenway, at a price of $20.35 per Share (the “Offer Price”) net to the seller in cash without interest and less any applicable withholding taxes (the “Per Share Amount”), if any, upon the terms and conditions set forth in the offer to purchase dated October 4, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”).

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by inserting, immediately before the subsection entitled “Forward-Looking Statements,” the following two new subsections:

“Final Results of the Offer and Completion of the Merger.

The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, on November 1, 2013. Computershare Trust Company, N.A., the depositary, has advised that, as of that time 27,288,592 shares of Company Common Stock had been validly tendered and not properly withdrawn in the Offer (not including 388,302 shares of Company Common Stock tendered pursuant to notice of guaranteed delivery), representing approximately 91.3% of the shares of Company Common Stock outstanding on November 4, 2013. All shares of Company Common Stock that were validly tendered into the Offer and not properly withdrawn have been accepted for payment by Merger Sub.

Parent is expected to consummate the Merger pursuant to the terms of the Merger Agreement on November 4, 2013. The Company Common Stock will no longer be listed on the New York Stock Exchange, and will be deregistered under the Exchange Act, and the Company will no longer file periodic reports with the SEC on account of the Company Common Stock.

On November 4, 2013, the Company and Vista issued a joint press release announcing the expiration and results of the Offer. A copy of the press release is filed as Exhibit (a)(9) to the Schedule TO-T and incorporated herein by reference.”

I-1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREENWAY MEDICAL TECHNOLOGIES, INC.

By:	/s/ William G. Esslinger, Jr.
Name: William G. Esslinger, Jr. Title: Vice President, General Counsel and Secretary

Dated: November 4, 2013